SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO
                                (Amendment No. 1)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              Tasker Products Corp.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                        Warrants to Purchase Common Stock
                         (Title of Class of Securities)

                                       N/A
                (CUSIP Number of Class of Underlying Securities)

                                   Lanny Dacus
                      President and Chief Executive Officer
                              Tasker Products Corp.
                                 21-00 Route 208
                               Fairlawn, NJ 07410
                                 (603) 766-1973
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)



                            Calculation of Filing Fee

  --------------------------------------- ------------------------------------
     Transaction valuation(1)                   Amount of filing fee(2)
  --------------------------------------- ------------------------------------
            $4,196,727                                  $128.84
  --------------------------------------- ------------------------------------

-------------
(1) Calculated solely for purposes of determining the filing fee. This amount assumes that warrants to purchase an aggregate of 34,972,728 shares of common stock of Tasker Products Corp. will be exercised pursuant to this offer. The aggregate value of such warrants was calculated based on the last reported sale price of the common stock underlying the warrants as of November 19, 2007 ($0.21 per share), less the exercise price of $0.09 per share.

(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

[x]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $128.84.

Form or Registration No.:  SC-TO-I (File No. 005-78706).

Filing Party:  Tasker Products Corp.

Date Filed:  November 21, 2007.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

                          SCHEDULE TO (Amendment No. 1)

     This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on November 21, 2007 (the "Schedule TO") by Tasker Products Corp. (the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and relates to warrants of the Company (the "Existing Warrants") to purchase shares of its common stock, par value $0.001 per share ("Common Stock"), at an exercise price of $0.09 per share, which the Company originally issued between December 1, 2006 and May 1, 2007.

     The Schedule TO has been filed and Amendment No. 1 is being filed in connection with the Company's solicitation of consents from the holders of Existing Warrants to the amendment of the terms of the Existing Warrants and the related exercise of the Existing Warrants for New Notes and New Warrants (as defined in the Schedule TO), as well as the Company's solicitation of consents from the holders of its 6% Secured Convertible Promissory Notes due September 2010 (the "6% Notes") to the registration of shares of common stock underlying certain of the Company's securities, all upon the terms and subject to the conditions in the Consent Solicitation and Offer to Exercise and the related Election Form (which together, as they may be amended and supplemented from time to time, constitute the "Offer Documents") attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and incorporated herein by reference. The solicitation of consents and related exercise of Existing Warrants is herein called the "Offer."

     This Amendment No. 1 is the final amendment of the Schedule TO relating to the Offer. This Amendment reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act. Except as amended and supplemented hereby, all terms of the Offer and the Offer Documents and all disclosure set forth in the Schedule TO and the Exhibits thereto remain materially unchanged.

Item 4.   Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

     The Offer expired at midnight, Eastern Time, on December 20, 2007 (the "Expiration Date").

     Pursuant to the Offer, the Company accepted for exercise Existing Warrants and in connection therewith issued New Notes in the aggregate principal amount of $2,032,546 and New Warrants to purchase an aggregate of 2,710,061 shares of Common Stock. The Company received gross proceeds of $2,032,546. Holders of Existing Warrants to purchase 22,583,844 shares of Common Stock chose to exercise their Existing Warrants.

     In addition, the Company obtained the requisite consent from holders of the 6% Notes to the registration under the Securities Act of 1933, as amended, of the shares of Common Stock issuable upon conversion of the New Notes and upon exercise of the Existing Warrants, New Warrants and warrants to purchase shares of Common Stock at an exercise price of $0.20 (issued on June 4, 2007).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Tasker Products Corp.



                                      By:    /s/ Stathis Kouninis
                                            ----------------------------------
                                               Name:   Stathis Kouninis
                                               Title:  Chief Financial Officer


Date:     January 4, 2008

                                INDEX TO EXHIBITS

Exhibit             Description
Number              -----------
------

(a)(1)(A)           Consent  Solicitation  and Offer to Exercise  dated November
                    21, 2007*

(a)(1)(B)           Form of Notice of Consent and Election*

(a)(1)(C)           Form of Withdrawal Form*

(a)(1)(D)           Instructions*

(a)(1)(E)           Cover Letter to Holders of the Existing Warrants*

(d)(1)              Form of Existing Warrant*

(d)(2)              Form of Note*

(d)(3)              Form of New Warrant*

(d)(4)              Form of Security Agreement*

(d)(5)              Form of Collateral Agent Agreement*

(d)(6)              Form of Tasker Manufacturing Corp. Guaranty Agreement*

(d)(7)              Form of Tasker IP Holdings Corp. Guaranty Agreement*

-----------

* Previously filed.




                                   Index - 1